SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 CORPORATE UNITS
                         (Title of Class of Securities)
                                  873168 50 4
                      (CUSIP Number of Class of Securities)

                                  INCOME PRIDES
                         (Title of Class of Securities)
                                   873168 88 4
                      (CUSIP Number of Class of Securities)


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           ERIC H. PETERSON, Esq.            ROBERT J. REGER, JR., Esq.
         Executive Vice President             THELEN REID & PRIEST LLP
           and General Counsel                    875 Third Avenue
                TXU Corp.                      New York, New York 10022
            1601 Bryan Street                     (212) 603-2000
           Dallas, Texas 75201
             (214)-812-4600

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                               Dewey Ballatine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $1,054,482,139.80 Amount of Filing Fee(2): $133,602.89

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(1)  Calculated solely for purposes of determining the amount of the filing fee.
     Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that 11,433,285 outstanding Corporate Units are being purchased at the maximum purchase price of $52.28 per Corporate Unit, and 8,700,000 outstanding Income PRIDES are being purchased at the maximum purchase price of $52.50 per Income PRIDES.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|_|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:
               Form or Registration No.:
               Date Filed:
               Filing Party:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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     This Tender Offer Statement on Schedule TO relates to the offer by TXU
Corp., a Texas corporation, to purchase (i) up to 11,433,285 of its outstanding Equity Units, which represent 99.13% of its outstanding Equity Units in the form of Corporate Units, and (ii) up to 8,700,000 of its outstanding FELINE PRIDES in the form of Income PRIDES, which represent 98.86% of its outstanding Income PRIDES. In both cases, the applicable purchase price will be fixed after 5:00 p.m., New York City time, on October 8, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated September 15, 2004 (the "Offer to Purchase") and announced prior to the opening of trading on the next business day, October 12, 2004. In the case of the Corporate Units, such purchase price will be subject to a maximum of $52.28 and a minimum of $45.97 per Corporate Unit, while in the case of the Income PRIDES such purchase price will be subject to a maximum of $52.50 and a minimum of $46.43 per Income PRIDES. The offer to purchase the Corporate Units, and the terms and conditions of this document and related letter of transmittal related thereto, are referred to herein as "the Corporate Units offer"; the offer to purchase the Income PRIDES, and the terms and conditions of this document and related letter of transmittal are referred to herein as "the PRIDES offer"; and each of the offers is referred to herein individually as an "offer" and collectively as the "offers."

     The offers are subject to the terms and conditions set forth in the Offer to Purchase and in the related letter of transmittal (which, as either may be amended or supplemented from time to time, together constitute the "Disclosure Documents"). The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated herein by reference in answer to all items in this Schedule TO, except as otherwise set forth below.


ITEM 1.  SUMMARY TERM SHEET.

1001 The information set forth in the Offer to Purchase under the title SUMMARY is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

1002(a) The information set forth in the Offer to Purchase under the title THE OFFERS--"The Offeror" is incorporated herein by reference.

1002(b) The subject securities are TXU Corp.'s Corporate Units and Income PRIDES. As of the date hereof, there are 11,533,285 Corporate Units outstanding and 8,800,000 Income PRIDES outstanding. The information set forth in THE OFFERS --"Number of Corporate Units and Income PRIDES; Prices" is incorporated herein by reference.

1002 I The information set forth in the Offer to Purchase under the title THE OFFERS--"Market and Recent Prices for the Securities" is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     1003(a) TXU Corp. is the filing person. The information set forth in the Offer to Purchase under the title THE OFFERS--"The Offeror" is incorporated herein by reference.


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ITEM 4.  TERMS OF THE TRANSACTION.

1004(a) The information set forth in the sections of the Offer to Purchase titled SUMMARY, THE OFFERS--"Number of Corporate Units and Income PRIDES; Prices," THE OFFERS--"Procedures for Tendering the Securities," THE OFFERS--"Withdrawal Rights," THE OFFERS--"Purchase of Securities; Payment of Purchase Prices," THE OFFERS-- "Priority and Proration," THE OFFERS--"Conditions of the Offers," THE OFFERS--"Source and Amount of Funds," and PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Security Holders as a Result of the Offers," --"Accounting Treatment of Repurchases of Securities in the Offers," and "Material United States Federal Income Tax Consequences" is incorporated herein by reference.

1004(b) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Interests of Directors and Executive Officers in the Securities" is incorporated herein by reference.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1005(e) TXU Corp. has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Income PRIDES:

          (i) Indenture (For Unsecured Debt Securities Series M) dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Trustee.

          (ii) Officer's Certificate establishing the terms of Series M Senior Notes which are a component of the Corporate Units, including the Form of the Series M Senior Note.

          (iii) Purchase Contract Agreement, dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee with respect to TXU Corp.'s issuance of Equity Units, including the Form of Corporate Units Certificate and the Form of Treasury Units Certificate.

          (iv) Pledge Agreement, dated as of June 1, 2002, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units.

          (v) Remarketing Agreement, dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

          TXU Corp. has also entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Corporate Units:

          (i) Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Trustee.

          (ii) Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior Notes, including the Forms of Series K Senior Notes and Series L Senior Notes.

          (iii) Purchase Contract Agreement dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee, with respect to TXU's issuance of Equity Units.


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          (iv)  Pledge Agreement, dated as of October 1, 2001, among TXU Corp.,
                JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent.

          (v) Remarketing Agreement dated as of October 16, 2001, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as remarketing agents in connection with the Series K Senior Notes and Series L Senior Notes.

          (vi) Supplemental Remarketing Agreement dated August 11, 2004, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.

          The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Security Holders as a Result of the Offers" is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

1006(a) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Purposes of the Offers" is incorporated herein by reference.

1006(b) The information set forth in the sections of the Offer to Purchase titled THE OFFERS--"Retirement and Cancellation" and PURPOSES, EFFECTS AND PLANS--"Plans and Initiatives" is incorporated herein by reference.

1006(c) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Plans and Initiatives" is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

1007(a) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Source and Amount of Funds" is incorporated herein by reference.

1007(b) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Source and Amount of Funds" is incorporated herein by reference.

1007(d) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Source and Amount of Funds" is incorporated herein by reference.


ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

1008(a) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Interests of Directors and Executive Officers in the Securities" is incorporated herein by reference.

1008(b)       None.


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ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

1009(a) The information set forth in the section of the Offer to Purchase titled THE OFFERS--"Persons Employed in Connection with the Offers" is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS.

1010(a)       Not applicable.

1010(b)       Not applicable.


ITEM 11.  ADDITIONAL INFORMATION.

1011(a) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Purposes of the Offers" is incorporated herein by reference.

1011(b) The information contained in the Offer to Purchase is incorporated herein by reference.


ITEM 12.  EXHIBITS.

1016(a)(1)(A) Offer to Purchase dated September 15, 2004.

1016(a)(1)(B) Letter of Transmittal.

1016(a)(1)(C) Form of Letter to Broker-Dealers.

1016(a)(1)(D) Form of Letter to Clients.

1016(a)(1)(E) Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

1016(b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in
              Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10(a) filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

1016(d)(1)    Indenture (For Unsecured Debt Securities Series M) dated as of
              June 1, 2002, by TXU Corp. to The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(a) filed with TXU
              Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30,
              2002) filed with the SEC on August 14, 2002.

1016(d)(2)    Officer's Certificate establishing the terms of Series M Senior
              Notes which are a component of the Corporate Units, including the Form of the Series M Senior Note, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form
              10-Q (Quarter ended June 30, 2002) filed with the SEC on August
              14, 2002.

1016(d)(3)    Purchase Contract Agreement, dated as of June 1, 2002, between TXU
              Corp. and The Bank of New York, as Purchase Contract Agent and
              Trustee with respect to TXU Corp.'s issuance of Equity Units, including Form of Corporate Units Certificate and Form of Treasury
              Units Certificate, incorporated herein by reference to Exhibit
              4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

1016(d)(4)    Pledge Agreement, dated as of June 1, 2002, among TXU Corp.,
              JPMorgan Chase Bank, as Collateral Agent, and Securities
              Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units, and incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form
              10-Q (Quarter ended June 30, 2002) filed with the SEC on August
              14, 2002.


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1016(d)(5)    Remarketing Agreement dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

1016(d)(6)    Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York, incorporated herein by reference to Exhibit 4(b) filed with TXU
              Corp's Quarterly Report on Form 10-Q (Quarter ended September 30,
              2001) filed with the SEC on November 13, 2001.

1016(d)(7)    Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior
              Notes, including the Form of Series K Senior Notes and Series L
              Senior Notes, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended
              September 30, 2001) filed with the SEC on November 13, 2001.

1016(d)(8)    Purchase Contract Agreement dated as of October 1, 2001, between
              TXU Corp. and The Bank of New York, as Purchase Contract Agent and
              Trustee, with respect to TXU's issuance of Equity Units, includes
              Forms of Corporate Units Certificate and Treasury Units
              Certificate, incorporated herein by reference to Exhibit 4(d) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended
              September 30, 2001) filed with the SEC on November 13, 2001.

1016(d)(9)    Pledge Agreement, dated as of October 1, 2001, among TXU Corp.,
              JPMorgan Chase Bank, as Collateral Agent, and Securities
              Intermediary and The Bank of New York, as Purchase Contract Agent,


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              incorporated herein by reference to Exhibit 4(e) filed with TXU
              Corp's Quarterly Report on Form 10-Q (Quarter ended September 30,
              2001) filed with the SEC on November 13, 2001.

1016(d)(10)   Remarketing Agreement dated as of October 16, 2001, among TXU
              Corp., The Bank of New York, as purchase contract agent, Merrill
              Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs &
              Co., as remarketing agents in connection with the Series K Senior
              Notes and Series L Senior Notes.

1016(d)(11)   Supplemental Remarketing Agreement dated August 11, 2004, among
              TXU Corp., The Bank of New York, as purchase contract agent,
              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of
              America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.

1016(g)       Not applicable.

1016(h) The information set forth in the section of the Offer to Purchase titled PURPOSES, EFFECTS AND PLANS--"Material United States Federal Income Tax Consequences" is incorporated herein by reference.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2004

                                              TXU CORP.


                                              By: /s/ Anthony Horton
                                                 -------------------------------
                                                 NAME: Anthony Horton
                                                 TITLE: Senior Vice President
                                                        and Treasurer


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                                  EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION

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(a)(1)    Offer to Purchase dated September 15, 2004.

(a)(2)    Letter of Transmittal.

(a)(3)    Letter to Broker-Dealers dated September 15, 2004.

(a)(4)    Letter to Clients dated September 15, 2004.

(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

(d)(1) Indenture (For Unsecured Debt Securities Series M) dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(a) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

(d)(2) Officer's Certificate establishing the terms of Series M Senior Notes which are a component of the Corporate Units, including the Form of the Series M Senior Note, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

(d)(3) Purchase Contract Agreement, dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee with respect to TXU Corp.'s issuance of Equity Units, including Form of Corporate Units Certificate and Form of Treasury Units Certificate, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

(d)(4) Pledge Agreement, dated as of June 1, 2002, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units, and incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30,
          2002) filed with the SEC on August 14, 2002.

(d)(5) Remarketing Agreement dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

(d)(6) Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York as Trustee, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30,
          2001) filed with the SEC on November 13, 2001.

(d)(7) Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior Notes,


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          including the Form of Series K Senior Notes and Series L Senior Notes,
          incorporated herein by reference to Exhibit 4(c) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

(d)(8) Purchase Contract Agreement dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee, with respect to TXU's issuance of Equity Units, includes Forms of Corporate Units Certificate and Treasury Units Certificate, incorporated herein by reference to Exhibit 4(d) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

(d)(9) Pledge Agreement, dated as of October 1, 2001, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent, incorporated herein by reference to Exhibit 4(e) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

(d)(10) Remarketing Agreement dated as of October 16, 2001, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as remarketing agents in connection with the Series K Senior Notes and Series L Senior Notes.

(d)(11) Supplemental Remarketing Agreement, dated August 11, 2004, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.


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